Exhibit 17.2

RESIGNATION

I, Christopher Schilling, the President, Chief Executive Officer, and a director of Sydys Corp., a Nevada corporation, (“Company”) hereby tender and submit my resignation as the President, Chief Executive Officer and as a director of the Company, such resignation to be effective upon this 10th day of May 2006.

May 10, 2006	By:	/s/ Christopher Schilling
Christopher Schilling